UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: November 18, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 —Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the Third Quarter 2010
Beijing, November 17, 2010 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Financial and Operating Highlights
•	Net revenues in the third quarter of 2010 increased to $55.9 million, up 39.0 % from $40.2 million in the third quarter of 2009.

•	Net income in the third quarter of 2010 was $7.7 million, up 33.9% from $5.8 million in the year-ago period. Non-GAAP net income(1) was $9.0 million, up 27.2% from $7.1 million a year ago.

•
Diluted earnings per share (“EPS”) were $0.18 in the third quarter, up from $0.14 in the third quarter of 2009. Non-GAAP diluted EPS(1) was $0.21 in the third quarter, up from $0.17(2) in the third quarter of 2009.

•	Employees totaled 10,602, including 9,512 billable professionals, as of September 30, 2010.
“We are pleased that VanceInfo delivered another quarter of strong results, and our growth was broad-based,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “In the third quarter, we continued the build-out in geographic markets, achieved encouraging performance in our growth sectors and made new investments to sustain our long term business development. We are confident that we will conclude 2010 with solid progress and begin 2011 with promising opportunities.”

[1]
Non-GAAP net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, a non-recurring transitional loss associated with the Expedia account in the third quarter of 2009 and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures at the end of the press release.”

[2]	Adjustments have been made to non-GAAP measures in prior periods to be consistent with current period presentation.

Third Quarter 2010 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the third quarter of 2010 and the third quarter of 2009 as in the following paragraphs.
Net Revenues
Net revenues were $55.9 million in the third quarter of 2010, up 39.0% from $40.2 million in the third quarter of 2009. The increase in net revenues was driven by diversified growth across all major service lines and geographic markets.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.
Net revenues from R&D Outsourcing Services accounted for 58.4% of the total revenues during the third quarter of 2010 and grew 32.0% compared to the third quarter of 2009. Net revenues from IT Services represented 39.4% of the revenues, up 63.3% from the same period of 2009. The growth in IT Services has been fueled by a number of projects in ADM and testing business with both existing and new customers.

	Three Months Ended		Three Months Ended
	September 30, 2010		September 30, 2009
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$31,121	55.7%	$23,184	57.7%
Globalization & localization	1,482	2.7%	1,508	3.8%

IT Services
Enterprise solutions	5,729	10.3%	5,023	12.5%
Application development & maintenance	12,481	22.3%	6,766	16.8%
Quality assurance & testing	3,779	6.8%	1,677	4.2%

Other Solutions & Services	1,261	2.2%	2,010	5.0%

Total net revenues	$55,853	100.0%	$40,168	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China (including mainland China, Hong Kong and Taiwan) is the Company’s largest geographic market, accounting for $24.5 million or 43.9% of the net revenues in the third quarter of 2010, followed by 32.9% from clients headquartered in the United States, 15.2% in Europe and 5.2% in Japan. The strong increase in European business as compared to the third quarter of 2009 was fueled by organic growth from European clients as well as business gained through the acquisition of Link Result Limited.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 71.6% of the net revenues in the third quarter of 2010, while the United States accounted for 21.8% and Japan accounted for 4.0% in the same period. The increase in direct signing U.S. business as compared to the third quarter of 2009 was partly due to our recent expansion of onshore engagements.
Largest Clients
Revenues from the top five clients totaled 53.2% of net revenues in the third quarter of 2010, compared to 57.7% in the second quarter of 2010. The reduced concentration reflects encouraging growth from a broader client base.
Gross Profit and Gross Margin
Gross profit in the third quarter of 2010 was $20.3 million, an increase of 35.3% from $15.0 million in the third quarter of 2009. Gross margin was 36.3% in the third quarter of 2010 as compared to 37.3% in the third quarter of 2009. The margin decline reflects some temporary project delays as well as the Company’s investments in hiring of senior professionals to strengthen its vertical expertise and U.S. onshore expansion.

Operating Expenses
Selling, general and administrative expenses totaled $13.2 million in the third quarter of 2010, up 44.3% from $9.2 million a year ago. The increase in selling, general and administrative expenses was due to enhanced sales efforts, the buildup of centers of excellence, additional investments in office expansion, staff training and recruitment of more management talents.
Operating Income and Operating Margin
Operating income in the third quarter of 2010 was $7.5 million, up 25.8% from $6.0 million in the third quarter of 2009. Operating margin was 13.4% in the third quarter of 2010, compared to 14.8% in the third quarter of 2009. The margin decline was primarily attributable to the lower gross margin and higher operational expenses as discussed above.
Other Income, Net
Other income in the third quarter of 2010 included net interest income of $0.2 million and an investment gain of $0.6 million from the re-measurement of the Company’s 33% equity stake in Link Result after the acquisition of the remaining 67% equity interest in July 2010, partially offset by foreign exchange losses of $0.2 million.
Provision for income taxes
The provision for income taxes was $0.4 million in the third quarter of 2010, compared to $0.5 million in the third quarter of 2009. As disclosed in the last quarter, the Chinese tax authority issued a new tax circular in the second quarter, which created some uncertainties in the applicable tax rate for the Company’s main operating subsidiary in 2010. Based on the latest interpretation from the local tax authority, the Company believes the applicable tax rate for its main operating subsidiary shall remain at 7.5% for 2010. As a result, the additional tax provisions accrued during the second quarter was reversed, and the effective tax rate was reduced to 4.7% in the third quarter due to the adjustment.
Net Income and EPS
Net income in the third quarter of 2010 was $7.7 million, up 33.9% from $5.8 million in the third quarter of 2009. Net margin was 13.8% in the third quarter of 2010, compared to 14.3% in the third quarter of 2009.
Non-GAAP net income(1) was $9.0 million in the third quarter of 2010, up 27.2% from $7.1(2) million in the third quarter of 2009. Non-GAAP net margin(1) was 16.1% in the third quarter of 2010, compared to 17.6%(2) in the third quarter of 2009.

Diluted EPS was $0.18 in the third quarter of 2010, compared to $0.14 in the third quarter of 2009. Non-GAAP diluted EPS(1) was $0.21 in the third quarter of 2010, compared to $0.17(2) in the third quarter of 2009.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
As of September 30, 2010, VanceInfo had cash and cash equivalents, term deposits and short-dated(3) investments totaling $87.4 million. Operating cash flow in the third quarter of 2010 was a net inflow of approximately $8.6 million. Capital expenditure totaled $21.1 million in the third quarter, including $17.6 million relating to the use right to two parcels of land in connection with the construction of the Company’s new headquarters.
Days sales outstanding (“DSO”) was 112 days (4) for the third quarter of 2010.

[3]	Short-dated investments refer to investments that will mature within 15 months.

[4]	Calculated by dividing average accounts receivable, net of advance from customers and deferred revenues, by the period’s gross revenues before business tax, and multiplying by 92.
First Nine Months of 2010 Financial Results
Net Revenues
Net revenues in the first nine months of 2010 were $151.9 million, up 45.0% from $104.8 million in the first nine months of 2009.

Net Revenues by Service Lines

	Nine Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2009
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$91,290	60.1%	$63,539	60.6%
Globalization & localization	4,491	3.0%	3,742	3.6%

IT Services
Enterprise solutions	14,189	9.3%	10,285	9.8%
Application development & maintenance	29,506	19.4%	19,215	18.4%
Quality assurance & testing	8,940	5.9%	5,376	5.1%

Other Solutions & Services	3,528	2.3%	2,656	2.5%

Total net revenues	$151,944	100.0%	$104,813	100.0%

Largest Clients
Revenues from the top five clients totaled 56.1% of the Company’s net revenues in the first nine months of 2010, compared to 56.6% in the same period in 2009.
Gross Profit and Gross Margin
Gross profit for the first nine months of 2010 was $56.3 million, an increase of 42.2% from $39.6 million in the same period of 2009. Gross margin was 37.0% for the first nine months of 2010, compared to 37.8% for the same period of 2009. The margin decline reflects the tail effect of the pricing adjustments from certain large U.S. customers since July 2009 as well as the Company’s investments in hiring more senior professionals.
Operating Expenses
Selling, general and administrative expenses were $36.6 million for the first nine months of 2010, up 48.5% from $24.7 million in the same period of 2009. The higher operational expenses reflect the costs associated with the relocation and consolidation of the Company’s Shanghai facilities into a new office building as well as the Company’s investments in sales and management.
Operating Income and Operating Margin
Operating income for the first nine months of 2010 was $22.9 million, up 46.1% from $15.7 million in the prior year period. Operating margin was 15.1% in the first nine months of 2010, consistent with 15.0% in the same period of 2009.

Net Income and EPS
Net income for the first nine months of 2010 was $21.5 million, up 44.5% from $14.8 million for the same period of 2009. Net margin was 14.1% in the first nine months of 2010, compared to 14.2% in the same period in 2009. Non-GAAP net income(1) was $25.3 million for the first nine months of 2010, up 46.4% from $17.3(2) million for the same period in 2009. Non-GAAP net margin(1) was 16.6%, compared to 16.5%(2) in the first nine months of 2009.
Diluted EPS for the first nine months of 2010 was $0.50, up from $0.36 in the year-ago period. Non-GAAP diluted EPS(1) was $0.59 for the first nine months of 2010, up from $0.42(2) for the first nine months of 2009.
Recent Developments
Strategic Investment in Australia-based IT Service and Solution Provider
In September 2010, VanceInfo, through one of its subsidiaries, entered into certain investment agreements to acquire equity interests in Salsatec Corporation Pty. Ltd. (“Salsatec”), an Australia-based IT services and solution provider for telecom and technology companies.
Pursuant to the investment agreements, VanceInfo made a payment of $0.2 million in cash for an initial equity interest of 20% of Salsatec in convertible redeemable preference shares, with an exclusive right to acquire the remaining 80% of the equity interests one year after the execution date of the investment agreements at VanceInfo’s sole discretion. The acquisition aims to enhance VanceInfo’s business development in the Asia Pacific markets.
New Headquarters and Research and Development Center to be Built in Beijing
In connection with its new headquarters and research and development center project, the Company has made a payment of $17.6 million relating to the use right to two parcels of land with 37,492 square meters of permitted floor space in Zhongguancun Software Park in Beijing. The Company plans to commence the construction by the end of 2010.

Filing of Shelf Registration Statement
On November 16, 2010, the Company filed an automatic shelf registration statement on Form F-3 with the Securities and Exchange Commission (the “SEC”) for the offering of ordinary shares in the form of American depositary shares from time to time in one or more offerings. On the same day, the Company also filed a current report on Form 6-K with the SEC to include management’s discussion and analysis of financial condition and result of operations for the six months ended June 30, 2009 and 2010 and unaudited condensed consolidated financial statements for the six months ended June 30, 2009 and 2010. The Company believes that filing a shelf registration statement is an efficient means to enable the Company to access capital markets and to maximize its financial flexibility. However, the Company does not currently have any commitments to sell securities. As indicated in the registration statement, proceeds from the sale of any securities will be used for the purposes described in a prospectus supplement filed at the time of an offering.
Outlook for the Full Year 2010
For the full year 2010, the Company has increased its guidance and expects to generate net revenues between $208.5 million and $209.5 million in 2010, representing an increase of approximately 41% from 2009. 2010 diluted EPS is expected to be between $0.68 and $0.70 on a GAAP basis, and approximately $0.80 on a non-GAAP(1) basis, based on 43.1 million total ADS-equivalent average shares outstanding. The Company’s estimate of its effective income tax rate for 2010 at this time is between 8% and 10%.
Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Standard Time (EST) on Wednesday, November 17, 2010 (8:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Dial-in Number: + 1-800-706-7745
- International Dial-in Number: +1-617-614-3472
- Hong Kong Dial-in Number: +852-3002-1672
Passcode: Vance
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until November 24, 2010 at +1-888-286-8010 or +1-617-801-6888; passcode: 51434389.
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Full Year 2010” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of November 17, 2010, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	Septemper 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$61,884	$64,057
Term deposits	10,672	10,000
Short-term investments-held to maturity securities	12,222	12,122
Accounts receivable	76,209	60,524
Other current assets	8,217	7,499

Total current assets	169,204	154,202
Property and equipment, net	18,500	15,000
Long-term investments-held to maturity securities	2,646	—
Other long-term investment	696	930
Goodwill and other intangible assets	35,024	32,522
Other long-term assets	19,945	2,537

Total assets	$246,015	$205,191

Liabilities and shareholders’ equity
Current liabilities	$51,805	$32,659
Other liabilities	2,860	9,970

Total liabilities	54,665	42,629
Shareholders’ equity (a)	191,350	162,562

Total liabilities and shareholders’ equity	$246,015	$205,191

Note:

(a)	As of Septemper 30, 2010, there were 41,000,468 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended Septemper 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net revenues	$55,853	$40,168	$151,944	$104,813
Cost of revenues (a)	(35,569)	(25,177)	(95,660)	(65,242)

Gross profit	20,284	14,991	56,284	39,571

Selling, general and administrative expenses (a)	(13,213)	(9,155)	(36,613)	(24,662)
Change in fair value of contingent consideration payable for business acquisition	(28)	—	(193)	—
Other operating income	458	126	3,438	772

Income from operations	7,501	5,962	22,916	15,681
Other income, net	589	300	496	539

Income before income taxes and earnings in equity method investment	8,090	6,262	23,412	16,220

Provision for income taxes	(383)	(531)	(2,109)	(1,406)

Income before earnings in equity method investment	7,707	5,731	21,303	14,814
Earnings in equity method investment	—	25	157	35

Net income	$7,707	$5,756	$21,460	$14,849

Earnings per share
Basic — ordinary shares	$0.19	$0.15	$0.54	$0.39
Diluted — ordinary shares	0.18	0.14	0.50	0.36

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	40,094	38,763	39,745	38,140
Diluted — ordinary shares	42,708	42,370	42,922	41,185
Note:

(a)
Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $1,835 and $1,541 for the three months ended September 30, 2010 and 2009, respectively, and $5,367 and $3,799 for the nine months ended September 30, 2010 and 2009, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended September 30, 2010					Three Months Ended September 30, 2009
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP

Net income	$7,707	$1,275	(a	)	$8,982	$5,756	$1,305	(b	)	$7,061
Net margin	13.8%	2.3%	(a	)	16.1%	14.3%	3.3%	(b	)	17.6%
Diluted EPS	$0.18	$0.03	(e	)	$0.21	$0.14	$0.03	(e	)	$0.17

	Nine months Ended September 30, 2010					Nine months Ended September 30, 2009
	GAAP	Adjustments			Non-GAAP	GAAP	Adjustments			Non-GAAP

Net income	$21,460	$3,801	(c	)	$25,261	$14,849	$2,411	(d	)	$17,260
Net margin	14.1%	2.5%	(c	)	16.6%	14.2%	2.3%	(d	)	16.5%
Diluted EPS	$0.50	$0.09	(e	)	$0.59	$0.36	$0.06	(e	)	$0.42
Notes:

(a)
Adjustment to exclude acquisition related intangible assets amortization expense of $484, change in fair value of contingent consideration payable for business acquisition of $28 and share-based compensation of $763 from the unaudited condensed consolidated statements of operations.

(b)
Adjustment to exclude acquisition related intangible assets amortization expense of $533, a one-time transitional cost of $332 associated with services to Expedia, and share-based compensation of $440 from the unaudited condensed consolidated statements of operations.

(c)
Adjustment to exclude acquisition related intangible assets amortization expense of $1,488, change in fair value of contingent consideration payable for business acquisition of $193 and share-based compensation of $2,120 from the unaudited condensed consolidated statements of operations.

(d)
Adjustment to exclude acquisition related intangible assets amortization expense of $947, a one-time transitional cost of $332 associated with services to Expedia, and share-based compensation of $1,132 from the unaudited condensed consolidated statements of operations.

(e)
Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

Year Ending December 31, 2010
	GAAP		Adjustments				Non-GAAP
	Range of Estimate		Range of Estimate
	From	To	From	To

Diluted EPS (a)	$0.68	$0.70	$0.10	$0.12	(b	)	$0.80
Notes:

(a)	Based on 43.1 million total ADS-equivalent average shares outstanding for the full year 2010.

(b)
Reflects estimated adjustment for acquisition related intangible assets amortization expense, change in fair value of contingent consideration payable for business acquisition and share-based compensation expenses of approximately between $4.5 million and $5.3 million for the full year 2010.

For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com